Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

January 19, 2023	Client-Matter: 65537-030

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re:	Digital Health Acquisition Corp.
Registration Statement on Form S-4 Filed November 4, 2022
File No. 333-268184
CIK No. 0001864531

Dear Ms. Julie Sherman, Ms. Jeanne Baker, Mr. Jordan Nimitz and Ms. Abby Adams:

On behalf of our client, Digital Health Acquisition Corp. (the “Company”), we hereby file Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Amendment No. 1”). Amendment No. 1 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated December 2, 2022 (the “Staff’s Letter”) relating to the Company’s Registration Statement on Form S-4 as submitted with the Commission on November 4, 2022. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 1. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 1.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	In equally prominent disclosure to the no redemption scenario, please revise the cover page to provide percentages of ownership assuming maximum redemption by the DHAC Public Shareholders, or at the maximum redemption level the Business Combination can go forward, whichever is higher.

Response: In response to the Staff’s comment, the cover page of the Registration Statement has been revised accordingly.

2.	Revise the cover page to clarify, if true, that the Nasdaq listing requirement is a condition of the Business Combination and that you will not go forward with the Business Combination unless Nasdaq approves the listing.

Response: In response to the Staff’s comment, the cover page of the Registration Statement has been revised accordingly.

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Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

Notice of Special Meeting

3.	Revise the Letter to Shareholders, Q&A and Summary to prominently disclose that Proposal 9, the “ELOC” proposal involves a $100 million equity line of credit PIPE financing to be entered on the closing of the Business Combination with the primary PIPE financing investor. Revise the cover page to separately mention the intention to enter into this financing arrangement.

Response: In response to the Staff’s comment, the Cover Page, Letter to Shareholders, Q&A and Summary of the Registration Statement have been revised accordingly.

Market and Industry Data

4.	We note your statements that you have not independently verified data obtained from third-party sources and that your own research has not been verified by any independent source. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.

Response: In response to the Staff’s comment, the applicable statements have been deleted.

Q: Did the Company's Board of Directors obtain a third-party fairness opinion . . ., page 17

5.	Revise this Q&A to address the fact that the fairness opinion was provided prior to the amended business combination agreement and before the projections were adjusted downward.

Response: In response to the Staff’s comment, the Q&A was revised accordingly.

Questions and Answers about the Business Combination, page 16

6.	Revise the Q&A and Summary to disclose the business of the two parties to the Business Combination. Refer to Item 3(b) of Form S-4.

Response: In response to the Staff’s comment, a new Q&A was added and the Summary revised accordingly.

Q: What interests do our Initial Stockholders (which includes our Sponsor and our certain of our current officers and directors) . . ., page 25

7.	We note your disclosure that Mr. Lawrence Sands is a consultant to the Company. We note from the footnote on page 249 that he is the manager of your sponsor and deemed to be the beneficial owner of the Sponsor shares. Revise the bullet point on page 53 to clarify the financial interest you address. Disclose any conflicts of interest Mr. Sands may have, or may be deemed to have, apart from his position as beneficial owner. Please also clarify the nature of his consultation services to DHAC and to the extent that there is a material agreement for his services, the terms of any such agreement. Finally, clarify whether you are addressing Mr. Sands' interests, as you address the Sponsor's interests in the latter portion of the bullet point, and then discuss losing "his entire investment." To the extent Mr. Sands has funds at risk, please clarify.

Response: In response to the Staff’s comment, the applicable disclosure has been revised and clarified.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

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Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

Because the post-combination company will be a publicly traded company by virtue of a merger as opposed to an underwritten . . ., page 85

8.	We note your disclosure on page 81 concerning the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. Please revise your disclosure to describe the risks associated when due diligence is conducted by the management of the acquirer instead of an underwriter, including that such an underwriter would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the risk factor has been revised accordingly.

The Sponsor, which owns Private Units and founders shares, and the other Initial Stockholders which own founders shares, will not . . ., page 85

9.	We note that the Sponsor and other Initial Shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the risk factor has been revised to indicate such Initial Stockholders were not provided any consideration in exchange for this agreement.

Risk Factors

DHAC's shareholders will experience dilution due to the issuance of securities in the Business Combination..., page 89

10.	Please expand your discussion of dilution to address how you determined the assumed VSee Per Share Consideration of 0.40 and an assumed iDoc Per Share Consideration of 994.38 and what those amounts represent.

Response: In response to the Staff’s comment, the risk factor has been revised accordingly.

The Business Combination Agreement, page 107

11.	Revise this disclosure to summarize the material terms of the business combination agreement and the associated agreements listed in this section, including disclosure of all conditions of the agreement and the ability of each party to waive particular conditions.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Background of the Business Combination, page 116

12.	Please provide us with copies of the materials that your financial advisor prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board, that were material to the board's decision to approve the merger agreement and the transactions contemplated thereby.

Response: The Company and the board received fairness opinion letter and board book, each dated August 8, 2022, prepared by Cassel Salpeter & Co. in connection with the Business Combination. The fairness opinion letter was attached as Annex G to the Registration Statement. The board book will be submitted to the Commission via a separate response letter with a request for confidential treatment.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

13.	We note your disclosure that Mr. Lawrence reached out to VSee and iDoc and then introduced them to DHAC's management in "mid-November 2021." Please revise to disclose the dates on which these events occurred. We also note your statement that "[Mr. Sands] thought that the combination of VSee and iDoc with that of DHAC would be favorably accepted." Please describe any communications between Mr. Sands and DHAC's Board and/or management to that effect, or otherwise describe the basis for that belief.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

14.	We note that DHAC "initiated contact with . . . more than four potential acquisition targets" and "conducted additional due diligence with respect to at least two (2) other potential targets." Please provide further detail on how you initially identified these potential acquisition targets and how you narrowed the selection to the two Potential Targets, VSee and iDoc.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Additionally, revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of the proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

•	identify who acted on behalf of each of the parties with respect to identified actions and negotiations;

•	the exact number of potential acquisition targets with whom you engaged in due diligence, the dates and identify their industry;

•	when and with whom you entered into letters of intent or confidentiality agreements;

•	the material terms for any proposals, terms sheets, and subsequent proposals and counter offers;

•	negotiation of the transaction documents and the parties involved in any discussions;

•	potential valuations; and

•	at what point each other strategic alternative was eliminated from consideration and why.

Please also discuss the negotiations surrounding the extension of the time period for completing a business combination transaction. In particular, address how and why DHAC decided to pursue two parties for a business combination. Finally, clarify what occurred between the execution of the Original Business Combination Agreement on June 15, 2022, to which all parties agreed, and June 22, 2022, that prompted the need for an amendment, and describe the negotiation of the amended agreement.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

15.	When revising the background section, revise to include expanded discussions related to the negotiation/marketing processes of obtaining additional bridge and PIPE financings for the combined company, including i) who selected the potential investors; ii) what relationships did the investors have to the SPAC, the sponsors, the targets and any affiliates, or the placement agent; iii) whether there were any valuations or other material information about the SPAC, the targets, or the transactions provided to potential investors that have not been disclosed publicly; and iv) how the terms of the bridge and PIPE transactions were determined. In your discussion of the negotiation of terms, please include without limitation discussions regarding the structure, size, timing and pricing of the transactions.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

Digital Health Acquisition Corp.'s Board of Directors' Discussion of Valuation and Reasons for the Approval of the Business Combination, page 123

16.	Please expand your discussion of each positive and negative factor in this section to disclose how the board considered each item when evaluating its recommendation for the Business Combination. Please also specify what risks the Board considered regarding DHAC's, VSee's, and iDoc's businesses rather than referencing the "Risk Factor" section.

Response: In response to the Staff’s comment, the Registration Statement has been revised accordingly.

17.	We note your disclosure on page 53 that "In negotiating and in determining to recommend the Business Combination, the board of directors of DHAC took into account these [conflicts of] interests . . ." Please discuss here how the Board considered the conflicts of interest when recommending the Business Combination.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Certain Unaudited VSee and iDoc Prospective Financial Information, page 133

18.	We note that in connection with its evaluation of the business combination, the DHAC Board considered certain non-public financial projections/forecasts prepared by VSee/iDoc's management for fiscal years 2022 and 2023 with respect to the revenues of VSee and iDoc on a combined basis. Tell us whether the Board received the projections or was aware of the projections on an individual company basis. In addition, revise to disclose, for each entity, the material assumptions and estimates underlying the forecasts, including the Combined Company's revenue growth rates, operating costs, product pricing, gross margins, etc. and the limitations of the forecasts. Your disclose should provide investors with sufficient information to evaluate the forecasted financial information and its reasonableness. Where you address the Board's reasons for the approval of the Business Combination on page 115, revise to clarify the Board's consideration of the revised projections after the financial advisor's opinion and what consideration the Board gave, if any, to obtaining a revised opinion.

Response: In response to the Staff’s comment, the disclosure under “Certain Unaudited VSee and iDoc Prospective Financial Information” has been revised accordingly. In addition, the disclosure under “Digital Health Acquisition Corp.’s Board of Directors’ Discussion of Valuation, Reasons for the Approval of the Business Combination and Evaluation of Conflicts of Interest” has been revised to clarify the Board’s considerations to obtain the revised opinion.

Proposal No. 3--The Bylaws Proposal, page 141

19.	You have provided a “summary of the key amendments effected by the Proposed Bylaws…qualified in its entirety by reference to the full . . . bylaws.” It appears, however, that there is one amendment, which has been summarized in two lines. To the extent there was only one amendment to the bylaws, please provide the entire amendment here and clarify the disclosure.

Response: In response to the Staff’s comment, the disclosure has been revised to clarify the bylaws are being amended and restated, with one material amendment summarized.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

Material U.S. Federal Income Tax Considerations, page 162

20.	Please file an opinion as to the material tax consequences of the Merger. Refer to Item 601(b)(8) of Regulation S-K. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19. In addition, please revise this section to eliminate the inappropriate disclaimers such as references to this discussion as "for informational purposes only," or that it includes only "certain" tax consequences. Investors are entitled to rely on your disclosure.

Response: An opinion as the material tax consequences of the Business Combination is filed as Exhibit 5.2 to the Registration Statement. In addition, in response to the Staff’s comment, the section discussing Material U.S. Federal Income Tax Considerations has been revised accordingly.

DHAC's Business

Legal Proceedings, pages 169 and 175

21.	We note your disclosure regarding the complaint that was filed on September 26, 2022 against DHAC, VSee and iDoc. Please disclose the relief sought by the plaintiff. Refer to Item 103(a) of Regulation S-K and Item 14(c) of Form S-4.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Information About VSee/iDoc, page 173

22.	In this section you state "VSee Health, a vertically integrated company currently composed of VSee and iDoc, offers an equal strength of software engineering and ICU inpatient care." In the definition section you state “VSee Health” refers to DHAC, renamed as VSee Health, Inc., a Delaware corporation following the consummation of the Business Combination." As such, in this section you appear to be addressing the two entities to be acquired as if the business combination has already taken place. Form S-4 calls for distinct presentation of the business of the entities to be acquired. Refer to Item 17(b)(1) of Form S-4. The current disclosure of the two entities in one section implies the companies are somehow related prior to the merger. Please revise to present their business backgrounds separately as provided by Form S-4.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations of VSee and iDoc, pages 186, 195, and 206

23.	We note that you present the results of operations comparison for Digital Health Acquisition Corporations pro forma combined after giving effect to the acquisitions of VSee and iDoc for the six months Ended June 30, 2022 compared to the six months ended June 30, 2021 and for the year ended December 31, 2021 compared to the year ended December 31, 2020. Please note that it is inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please revise your MD&A as follows:

•	Please provide Management's Discussion and Analysis in the form and content set forth in Item 303 of Regulation S-K for DHAC, Vsee and iDoc. See Item 14(h) and Item 17(b)(5)of Form S-4; and

Response: In response to the Staff’s comment, the disclosure has been revised accordingly and each of Management’s Discussion and Analysis of Financial Condition and Results of Operations for VSee and iDoc has been included in the Registration Statement.

•	You may supplement your discussion of the historical results of operations of each entity by providing and discussing the pro forma financial information included elsewhere in the filing. You may present pro forma revenues and costs of sales for 2020. If you do so, ensure such presentation is in accordance with Article 11 of Regulation S-X and that you adequately disclose and discuss any underlying pro forma adjustments.

Response: In response to the Staff’s comment, the financial statement for Nine months Ended 09.30, 2022 and 2021 Results of Operations” is included in each of iDoc and VSee’s Management’s Discussion and Analysis sections.

Critical Accounting Policies, pages 188 and 196

24.	Please provide separate critical accounting policies for VSee and iDoc. Ensure that these disclosures provide investors greater insight into the quality and variability of information regarding financial condition and operating performance. Include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimates have had or are reasonably likely to have on financial condition or results of operations. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, separate critical accounting policies for VSee and iDoc have been updated under the Management’s Discussion and Analysis of Financial Condition and Results of Operations of VSee and Management’s Discussion and Analysis of Financial Condition and Results of Operations of iDoc.

Unaudited Pro Forma Condensed Combined Financial Information General, page 212

25.	You disclose in the third paragraph on page 197 that the Business Combination will be accounted for as a reverse recapitalization of VSee and a forward acquisition of iDoc. No goodwill or other intangible assets will be recorded, and, for accounting purposes, the Business Combination will be treated as the equivalent of VSee and iDoc issuing shares for the net assets of DHAC, accompanied by a recapitalization. The net assets of DHAC will be recognized at carrying value. This disclosure appears inconsistent with the information presented in the fourth paragraph on 197 as well as the Business Combination pro forma adjustments reflected in the pro forma financial statements. Please advise or revise your disclosures accordingly.

Response: In response to the Staff’s comment, the disclosure and language consistency has been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

26.	Expand your disclosures to include the ownership interests of the pro forma combined entity under both the no redemptions and maximum redemptions scenarios.

Response: In response to the Staff’s comment, the disclosures have been revised accordingly.

27.	Please expand your disclosures to provide a more robust accounting analysis with regard to the determination of the accounting acquirer as outlined in ASC 805-10-55-10 to ASC 805-10-55-15. Ensure you disclose the indictors separately for VSee and iDoc and, based on that information, how you determined that VSee has been determined to be the accounting acquirer. In assessing the relative size of the entities, please address iDoc's recent acquisition of Encompass Medical Billing LLC. Please also revise your disclosures on page 126.

Response: In response to the Staff’s comment, the disclosures have been revised accordingly.

28.	We note that, as disclosed on page 104 and elsewhere in the filing, a condition of Closing requires DHAC to have at least $5,000,001 of net tangible assets after giving effect to the transactions contemplated by the Business Combination Agreement, including the PIPE Financing. As such, please provide the computations of pro forma net tangible assets under both the No Redemption and Maximum Redemption Scenarios.

Response: In response to the Staff’s comment, the requested computations are below and were added to the section entitled “Conditions to Closing” on page 110.

	No	Max
Net Tangible Assets	redemption	redemption
Total Assets	69,478,635	62,403,761
Less: Intangible Assets	(8,331,769)	(8,331,769)
Less: Goodwill	(40,701,875)	(40,701,875)
Less: Total Liabilities	(7,201,079)	(7,201,079)
	13,243,912	6,169,038

29.	You indicate at the bottom of page 197 that DHAC and VSee and iDoc have not had any historical relationship prior to the Business Combination. We note however, as disclosed under the iDoc Overview section page 165 that iDoc’s core service delivers neuro critical care through a proprietary technology platform and its exclusive modular software solution, VSee. Please explain if iDoc's VSee software solution was acquired from VSee and, if so, the nature of any continuing contractual relationships.

Response: In response to the Staff’s comment, the disclosure on page 165 of the S-4 filed on November 4, 2022 has been revised accordingly. The Company further confirms that DHAC, VSee and iDoc have not had any historical relationship prior to the Business Combination and the disclosure under the iDoc Overview section has been corrected to clarify that currently iDoc does not use VSee’s software solution and did not acquire it from VSee.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

Note 1. Basis of Presentation, page 218

30.	We see that you refer to pro forma financial statements for the three months ended March 31, 2022. Please revise your discussion to accurately describe the pro forma periods presented.

Response: In response to the Staff’s comment, the discussion has been revised accordingly to accurately describe the pro forma periods presented.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet Note D, page 219

31.	We have the following comments regarding your transaction cost adjustments:

•	Separately disclose and discuss the transaction costs incurred or to be incurred by Vsee, iDoc and DHAC and their related accounting, including the determination of the $2.98 million reflected in Note B to your Unaudited Pro Forma Condensed Combined Statements of Operations;

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	Address the need to reflect the $.4 million as a reduction of cash rather than included in accounts payable; and

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	Disclose the material terms of the marketing agreement and address the related accounting and pro forma impact.

Response: In response to the Staff’s comment, the disclosure has been corrected to delete reference to the marketing agreement as none exists.

Note E, page 219

32.	Please disclose the redemption features of the PIPE Shares, and based on those redemption features and the authoritative literature you relied on, address how you concluded that they should be classified as temporary equity rather than as a liability.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

33.	Please expand your disclosures to address the accounting for the warrants issued in connection with the PIPE shares and you basis for such accounting.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Note F, page 220

34.	Please separately present the adjustments related to the DHAC, Vsee and IDoc transactions. Ensure you individually address each material adjustment reflected in your pro forma balance sheet. Specifically:

•	Address the recapitalization adjustments for DHAC;

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	Disclose the fair value of the consideration transferred to the VSee and iDoc stockholders and how that consideration was determined;

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

•	Address the (ii) 892,058 stock options to be issued to VSee employees and consultants which, pursuant to the Business Combination Agreement, decreases consideration issuable to holders of VSee common stock in an amount equal to $8,920,580 and (ii) 450,000 stock options to be issued on the effective date to third parties who will become executive officers of or consultants to the Combined Company;

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	Clarify the accounting underlying each option issuance;

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	For the iDoc transaction, please provide all the disclosures required by ASC 805 including the determination of the consideration transferred and provide a qualitative description of the factors that make up the goodwill recognized consistent with ASC 805-30-50-1a; and

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	Expand the discussion of the iDoc transaction to provide sufficient detail regarding how you determined the fair value of the customer list, trade name and non-compete intangible assets. Also, disclose the useful life of each intangible asset and how you determined each respective useful life.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Note G, page 220

35.	Please expand your disclosures to address how you calculated the $444,444 cash interest payment.

Response: In response to the Staff’s comment, the disclosures have been revised accordingly to address the calculation.

Note H, page 221

36.	We have the following comments on your Bridge Notes and Bridge Warrants:

•	For transparency, please address the need to provide a pro forma balance sheet adjustment to reflect the issuance of the Bridge Notes and Bridge Warrants. In this regard, we note your disclosure on page 46 and elsewhere in the filing that, in connection with the execution of the Business Combination Agreement, DHAC, VSee and iDoc entered into a securities purchase agreement, pursuant to which DHAC, VSee and iDoc each issued and sold 10% original issue discount senior secured promissory notes due October 5, 2023 in the aggregate principal amount of $2,222,222 (the “Bridge Notes”). The Bridge Notes will be assumed by DHAC in connection with the closing of the Business Combination;

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

•	You also indicate on page 46 that if the PIPE Financing closes in connection with the closing of the Business Combination, 110% of all unpaid principal under the Bridge Notes and guaranteed interest of 10% are due and payable at the closing of the PIPE Financing. We note you reflect an $8,000,000 adjustment to cash and a $8,000,000 adjustment to Redeemable Preferred Stock - PIPE to reflect the PIPE Financing. Please address the need to reflect the repayment of the Bridge Notes and guaranteed interest out of the PIPE proceeds; and

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

•	Please disclose your accounting for the 30,000 shares of DHAC stock issued to the Bridge investor as well as your accounting for the Bridge Warrants.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Adjustments to Unaudited Pro forma Condensed Combined Statements of Operations Note C, page 221

37.	Please expand your disclosures to address the amortization of the trade name and non- compete intangible assets.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Note D, page 221

38.	Please expand your disclosures to provide the detailed computations to arrive at the $749,244 interest expense for the year ended December 31, 2021. If this is an nonrecurring transaction, please clarify.

Response: In response to the Staff’s comment, the disclosure has been revised accordingly.

Directors and Executive Officers of the Combined Company After the Business Combination, page 261

39.	Please revise this section to clearly disclose each officer and director’s business experience during the past five years, to the extent you have not done so. For example, we note Mr. Chen's biography is not specific. Refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Registration Statement has been revised accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 265

40.	We note that the beneficial ownership table on page 249 did not take into account the exercise of the public and private Warrants. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the beneficial ownership table has been revised accordingly.

Certain Relationships and Related Party Transactions, page 268

41.	Revise this section to provide all disclosure required by Item 404(a) of Regulation S-K, including the name of the related person and the basis on which the person is a related person. Refer to Item 404(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the “Certain Relationships and Related Transactions” section has been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

IDoc Virtual Telehealth Solutions, Inc. Financial Statements Note 2 Summary of Significant Accounting Policies Revenue Recognition, page F-83

42.	We note that the Company enters into service contracts with hospitals or hospital systems to provide telehealth physician services to acute patients of the hospitals or hospital systems. The Company also generates revenue by directly billing the insurance companies for care provided at hospitals or hospital systems. We also note that facilities use telemedicine equipment that can be provided and installed by the Company. Finally, we note from page 165 that your technology platform consists of four separate modules to provide complete support for clinical practice, billing, quality management, and organizational optimization. In order to better understand the nature of the products and services transferred in your arrangements, please separately disclose and discuss each of your revenue recognition policies as it relates to your material contracts and related patient fees, telehealth fees and institutional fees revenue streams. For each material contract, please expand your disclosures to address the following:

•	Identify the customer and the nature of the goods and services that you have promised to transfer. See ASC 606-10-50-12;

Response: In response to the Staff’s comment, the disclosures have been revised accordingly.

•	Disclose the nature of the performance obligation(s) you have determined from your contracts with customers pursuant to ASC 606-10-25-14 and 606-10-25-19. For each performance obligation, highlight whether the Company has bundled any goods or services that are not considered distinct and whether a series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer have been identified. Please ensure your disclosures also address your accounting for any installed telemedicine equipment and nonrefundable payments including whether they result in any additional performance obligations being identified;

Response: In response to the Staff’s comment, the disclosures have been revised accordingly.

•	Disclose how you determined the transaction price and the significant judgments made in estimating the transaction price as it relates to variable consideration in accordance with ASC 606-10-50-17 and 50-20. Please ensure you address the following:

o	More fully explain the nature of the adjustments provided to third-party payors and implicit price concessions provided to uninsured patients. In this regard, we note your disclosure that you enter into service contracts with hospitals or hospital systems and that under those contracts, the clients pay a fixed monthly, daily or rate per consult for telehealth physician and platform services. It is therefore unclear why your transaction price is impacted by adjustments provided to third-party payors and implicit price concessions to uninsured patients; and

Response: In response to the Staff’s comment, the disclosures have been revised accordingly.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

o	Explain the nature of the service credits and service adjustments that are net in patient revenues; and

Response: In response to the Staff’s comment, the disclosures have been revised accordingly.

•	Disclose when the performance obligations are satisfied in accordance with ASC 606-10-50-18 through 50- 19. Please specifically identify and disclose how the company is recognizing revenue for each major revenue stream, the methods used to recognize any revenue being recognized over time and any judgments made involving any revenue being recognized at a point in time pursuant to the disclosure requirements in ASC 606-10-50-17 through ASC 606-10-50-20. For any revenue streams being recognized over time, specifically address how each measure of progress identified provides a faithful depiction of the transfer of goods or services to a customer. Please ensure your revised disclosures clearly describe when revenue is recognized for each of your major revenue streams. For example, we note your statement that "The Company commences revenue recognition when the Company satisfies its performance obligation to provide telehealth physician services and consultation as requested. It is not ultimately clear when such performance obligations are satisfied. Please clarify.

Response: In response to the Staff’s comment, the disclosures have been revised accordingly.

General

43.	With respect to Proposal 1, The Business Combination Proposal, we note the two mergers with two separate companies taking place as part of the business combination and the resulting holding company structure with two subsidiaries, one for each entity. First, revise the summary to provide a diagram of the structure of the transaction and the resulting organization. Second, please provide your analysis as to why you are not required to unbundle the vote for each merger into separate proposals. Refer to Rule 14a- 4(a)(3) of Regulation 14A.

Response: The Form S-4 has been revised to provide a diagram of the structure of the transaction and resulting organization in the summary section.

With respect to the unbundling of the two mergers, the Company respectfully acknowledges the Staff’s comment and notes that (i) the business combination with VSee and iDoc involved inextricably intertwined negotiations with all parties considering the nature of both businesses, and (ii) the business combination has been structured in the Business Combination Agreement as a means to achieving the post-business combination structure agreed among the parties. In addition, the closing of the transactions under the Business Combination Agreement and the Company’s financing commitments in connection therewith are conditioned on the consummation of the complete business combination, including both transactions effectively occurring concurrently. The acquisition of VSee or iDoc on a standalone basis is not provided for by the Business Combination Agreement or the other transaction documents would require (i) the restructuring of the proposed business combination as contemplated by the Business Combination Agreement, and (ii) the parties to renegotiate the terms of the Business Combination Agreement and transactions contemplated thereunder, including as to total valuation of the combined businesses.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

Furthermore, the Company respectfully notes that the Staff’s guidance on unbundling under Rule 14a-4(a)(3) is primarily focused on the unbundling of multiple modifications that “substantively affect shareholder rights”, as opposed to the unbundling of individual transactions. Unlike in a business combination where a “domestication merger” to change the jurisdiction of the acquirer is followed by the consummation of a “transaction merger” with the target, in which case each component transaction has its own separate substantive effect on shareholder rights, the substantially concurrent acquisition of VSee and iDoc will not cause any different or additional changes with respect to shareholder rights of the Company’s shareholders.

Because the acquisitions of VSee and iDoc have always been contemplated by the parties to be combined as part of the same business combination, and because the two transactions do not result in different substantive changes to shareholder rights as between the two component acquisitions, the Company respectfully believes that the two transactions are “inextricably intertwined” and therefore should not be presented as separate matters for approval by the Company’s shareholders.

44.	Proposals 2 appears to address the charter amendment as a whole, including the corporate name change, and Proposal 4 appears to address the individual advisory votes regarding specified charter amendments, but no specific vote. Please advise and revise to clarify. It appears you should unbundle those changes to your charter which are not specific to special purpose acquisition companies into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division’s Exchange Act Rule 14a- 4(a)(3) Compliance and Disclosure Interpretations.

Response: The Registration Statement has been revised to unbundle the charter amendments in accordance with Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division’s Exchange Act Rule 14a- 4(a)(3) Compliance and Disclosure Interpretations.

45.	We note that with the DEFR14A filed October 14, 2022, you amended the proxy statement with respect to the October 20, 2022 special meeting of shareholders to remove the provision that "the Company will not proceed with the Charter Amendment if the redemption of public shares in connection to the Special Meeting would cause DHAC to have net tangible assets of less than $5,000,001." You stated this was the correction of an "error" in the proxy statement. First, provide us your analysis as to why this was not a fundamental change as contemplated in Exchange Act Rule 14a-3. We note, as noted throughout this filing, that the $5,000,001 threshold avoids the penny stock designation. Refer to Exchange Act Rule 3a51-1(a)(2)(i)(A)(1). Tell us the net tangible asset valuation after the shareholder vote. Tell us whether this affected your ability to continue to be listed on the Nasdaq Stock Market.

Response: The above-referenced provision was removed because the Company’s certificate of incorporation does not include such provision with respect to a stockholder vote to extend the Company’s term. We do not believe the removal of such provision was a fundamental change in the proxy material because the Charter Amendment, which related to the extension of the term of the Company, was filed with the previously filed DEF14A on October 4, 2022, and neither the Charter Amendment nor the Company’s existing Certificate of Incorporation stated that the Company would not proceed with the Charter Amendment if the redemption of public shares in connection to the Special Meeting would cause DHAC to have net tangible assets of less than $5,000,001. In addition, throughout the Registration Statement filed on November 4, 2022, the Company stated that its governing documents do not provide a specified maximum redemption threshold. See for example, the Q&A “Is there a limit on the total number of shares that may be redeemed?” on page 31 and the risk factor “DHAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination even if a substantial majority of DHAC’s stockholders do not agree.” on page 90. The maximum redemption scenarios illustrated throughout the Registration Statement also do not reference a maximum redemption threshold, and show scenarios in which all public shares are redeemed. Therefore, we respectfully view the removal of above-referenced provision as a clarification to correct an error, rather than a fundamental change as contemplated in Exchange Act Rule 14a-3.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Attention: Julie Sherman; Jeanne Baker; Jordan Nimitz; Abby Adams

Re: Digital Health Acquisition Corp. Form S-4 Amendment No.1

January 19, 2023

Notwithstanding the removal of the above-referenced provision from the DEFR14A and the fact that such provision does not exist in the Company’s certificate of incorporation, the Company’s certificate of incorporation does state in Section 9.2(e), a condition that the Company will not consummate a business combination unless it has at least $5,000,001 or greater net tangible asset or cash requirement which may be contained in the agreement relating to the initial business combination. Section 6.1(f) of the Company’s business combination agreement provides that “after giving effect to the transactions contemplated hereby (including the PIPE Financing and the Bridge Financing), Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.” Such disclosure is provided in the Company’s Registration Statement filed on November 4, 2022. Therefore, the Company will not complete the business combination unless such threshold is met. Based on the Company’s September 30, 2022 financials, following the redemptions and assuming the transactions contemplated in connection with the business combination have occurred, the Company’s net tangible assets with maximum redemptions would be approximately $6,169,038. Also note that the Company has received no notification from Nasdaq regarding its ability to continue to be listed on the Nasdaq Stock Market.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc: Digital Health Acquisition Corp.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

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